Filed by RMR F.I.R.E. Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended.

Subject Company: RMR Real Estate Income Fund

Commission File No. 811-22234

400 Centre Street, Newton, MA 02458-2076	tel: (617) 332-9530 fax: (617) 796-8376

FOR IMMEDIATE RELEASE

Timothy A. Bonang, Director of Investor Relations, or

Carlynn Finn, Manager of Investor Relations
(617) 796-8253

www.rmrfunds.com

Three RMR Funds to Merge; Registration Statement Including Preliminary Joint Proxy Statement/Prospectus Filed with SEC

Newton, MA (August 26, 2008):  Three publicly traded closed end funds managed by RMR Advisors, Inc. (the “Advisor”) announced today that the Board of Trustees of each fund had approved proposed mergers of its fund. A Registration Statement, including a preliminary Joint Proxy Statement/Prospectus relating to proposed mergers of those funds, was filed today with the U.S. Securities and Exchange Commission (the “SEC”).  The three funds affected are:

•                  RMR Real Estate Fund (AMEX: RMR), a closed end investment management company which invests in real estate securities, including REITs.

•                  RMR Hospitality and Real Estate Fund (AMEX: RHR), a closed end investment management company which invests in securities of hospitality and real estate companies, including REITs.

•                  RMR F.I.R.E. Fund (AMEX: RFR), a closed end investment management company which invests in securities issued by companies in the finance, insurance and real estate businesses, including REITs.

If the mergers proceed, each fund will become part of RMR Real Estate Income Fund, a newly formed Delaware statutory trust (the “New Fund”), which is also managed by the Advisor.  The affected funds expect that when the mergers are completed, the expense ratio of the New Fund may be lower than the comparably calculated expense ratios of each of the affected funds would be if the mergers are not completed.  The process of completing the proposed mergers may take several months.

The filing of the Registration Statement, which includes a preliminary Joint Proxy Statement/Prospectus, does not insure that the Registration Statement will become effective or that those shareholders entitled to vote on the matters will approve the mergers or that the mergers will otherwise be completed.  This press release is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the affected funds, including the New Fund; nor is this press release intended to solicit a proxy from any shareholder of any of the affected funds.  The solicitation of the purchase or sale of securities or of proxies to effect the mergers may only be made by a final, effective registration statement, which includes a definitive Joint Proxy Statement/Prospectus, after it is declared effective by the SEC.

Additional Information About the Proposed Reorganizations and Where to Find It

This communication is being made in respect of the proposed mergers, or reorganizations, of RHR, RFR and RMR into the New Fund.  In connection with the proposed reorganizations, the New Fund has filed with the SEC a Registration Statement on Form N-14 containing a preliminary Joint Proxy Statement/Prospectus, which includes proxy statement disclosure of RHR and RFR.  Each fund plans to file with the SEC other documents related to the proposed Reorganizations.  The New Fund, RMR, RHR and RFR and their respective trustees, officers and employees and the “Advisor” and its shareholders, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to the proposed reorganizations.  Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of the New Fund’s, RMR’s, RHR’s and RFR’s respective trustees, officers and employees and the Advisor’s shareholders, officers and employees and other persons by reading the preliminary and definitive Joint Proxy Statements/Prospectuses regarding the reorganizations, filed with the SEC, when they become available.  The Registration Statement of the New Fund has not yet become effective, and the information contained therein, including information in the preliminary Joint Proxy Statement/Prospectus, is not complete and is subject to change.  INVESTORS AND SECURITY HOLDERS OF THE FUNDS ARE URGED TO READ THE JOINT PROXY

STATEMENT/ PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATIONS.  INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, AND CHARGES AND EXPENSES OF THE FUNDS CAREFULLY.  THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN THE INVESTMENT OBJECTIVES, RISKS, AND CHARGES AND EXPENSES AND OTHER IMPORTANT INFORMATION ABOUT THE FUNDS.  The New Fund may not sell securities until the Registration Statement filed with the SEC is effective.  The Joint Proxy Statement/Prospectus is not an offer to sell securities and is not soliciting an offer to buy securities in any state where the offer or sale is not permitted.

Investors may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov.  In addition, free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained after the Registration Statement becomes effective by directing a request to: RMR Advisors, Inc., 400 Centre Street, Newton, MA, 02458 or by calling the toll-free number: (866) 790-8165.

WARNING REGARDING FORWARD LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS.  FORWARD LOOKING STATEMENTS ARE BASED UPON PRESENT BELIEFS AND EXPECTATIONS BUT THEY ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR.  FOR EXAMPLE, THE FILING OF THE REGISTRATION STATEMENT, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, WITH THE SEC MAY IMPLY THAT THE MERGERS WILL OCCUR.  IN FACT, THE MERGERS MAY NOT OCCUR FOR SEVERAL REASONS, INCLUDING THE FOLLOWING:

•                  PRESENT MARKET CONDITIONS MAY CHANGE BETWEEN NOW AND THE TIME THE SEC DECLARES THE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, EFFECTIVE OR WHEN THE MERGERS ARE READY TO BE COMPLETED IN SUCH A MANNER THAT THE BOARDS OF THE AFFECTED FUNDS, OR ANY ONE SUCH BOARD, MAY DETERMINE THAT THE PROPOSED MERGERS OF THE FUNDS, OR THE PROPOSED MERGER OF A FUND, IS NO LONGER IN THE INTERESTS OF THE FUNDS, OR ANY ONE SUCH FUND, TO PURSUE;

•                  THE SHAREHOLDERS WHO ARE REQUIRED TO APPROVE THE MERGERS MAY NOT DO SO;

•                  THE EXPENSES WHICH MAY BE INCURRED BY THE NEW FUND MAY BE GREATER THAN NOW ANTICIPATED AND THE EXPENSE RATIO OF THE NEW FUND MAY BE EQUAL TO OR GREATER THAN THE EXPENSE RATIOS

HISTORICALLY EXPERIENCED BY, OR WHICH WOULD BE EXPERIENCED BY, THE AFFECTED FUNDS IF THE MERGERS DID NOT OCCUR; AND

•                  THE PROCESS OF COMPLETING THE PROPOSED MERGERS MAY TAKE MORE OR LESS TIME THAN THE FUNDS NOW ANTICIPATE.

INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS IN THIS PRESS RELEASE.

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